UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Fourth Quarter and Full year 2021 Results

Lima, Peru, February 24, 2022 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q21) and full year (FY21) ended December 31, 2021.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full year 2021 Financial Highlights:

●
4Q21 EBITDA from direct operations reached US$ 62.8 million, compared to US$ 59.1 million reported in 4Q20. FY21 EBITDA from direct operations reached US$ 204.4 million; a 39% increase of as compared to US$ 147.4 million for the FY20.

●
4Q21 EBITDA including associated companies reached US$ 210.2 million, compared to US$ 171.7 million in 4Q20. FY21 EBITDA including associates reached US$ 719.0 million; a significant increase as compared to US$ 403.0 million for the FY20.

●
4Q21 net income reached US$ 163.0 million, compared to a US$ 7.8 million net loss for the same period in 2020 excluding discontinued operations. Increased net income year on year is due to improved Cerro Verde results which were partially offset by one-off provision related to an early termination of contracts at Uchucchacua when operations were suspended. FY21 net income was US$ 124.8 million, compared to a US$ 83.5 million net loss in the FY20 excluding discontinued operations.

●
4Q21 exploration at operating units increased to US$ 15.5 million, from US$ 12.0 million in 4Q20; aligned with the Company’s strategy to focus primarily on exploration. FY21 exploration at operating units increased to US$ 56.4 million, from US$ 28.0 million in FY20.

●
4Q21 capital expenditures were US$ 32.2 million, compared to US$ 38.0 million for the same period in 2020. FY21 capital expenditures reached US$ 90.7 million, compared to US$ 73.2 million in FY20 primarily related to US$ 13.9M in growth capex for San Gabriel as well as US$ 10.2M and US$ 19.5M in sustaining capex for Yumpag and El Brocal, respectively.

●
Cost Applicable to Sales (CAS) for the FY21 reflecting US$ 67.7 million in COVID-19 related expenses, compared to the US$ 30.5 million reported in FY20. Buenaventura expects to significantly reduce its COVID-19 expenses by updating related protocols, aligned with an increase in vaccinated workforce.

●	Buenaventura’s cash position reached US$ 377.0 million as of December 31, 2021, reflecting US$ 137 million in dividends received from Cerro Verde in FY21.

Financial Highlights (in millions of US$, except EPS figures):

	4Q21	4Q20	Var	FY21	FY20	Var
Total Revenues	253.3	236.1	7%	900.5	676.5	33%
Operating Income	-46.3	-16.4	181%	-66.0	-81.3	19%
EBITDA Direct Operations	62.9	59.1	6%	204.5	147.3	39%
EBITDA Including Affiliates	210.4	171.7	23%	719.2	402.8	79%
Profit (loss) from continuing operations	163.0	-7.8	N.A.	124.8	-83.5	N.A.
Net profit (loss)	-222.3	-70.3	216%	-262.8	-150.3	75%
Net profit (loss) attributable to owners of the parent	-224.8	-60.0	275%	-264.1	-135.7	95%
EPS	-0.89	-0.24	275%	-1.04	-0.53	95%

(*) As of December 31, 2021, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 2 of 27

2022 Highlights

•	Buenaventura’s Board of Directors has proposed a dividend payment in the amount of US$ 0.073 per share/ADS, aligned with the Company’s commitment to its shareholders.
•
The Company’s portfolio of Greenfield projects progressed well during the fourth quarter 2021. The San Gabriel (Au) project concluded its ‘Pre-Consultation’ processes with the Corire and Oyo-Oyo communities, both of which would be most closely affected by the project. Construction permits are expected by 2Q22 followed by the full funding decision.

•
Yumpag (Ag) project, which will add close to 30 MOz-Ag to the Uchucchacua LOM, progressed according to plan including EIA which is currently under review by the authorities. In the meantime, detailed engineering is progressing related to the construction permit application process. This will enable Yumpaq to increase silver production in early 2024, adding to Uchucchacua production once operations have resumed.

•
Buenaventura announced on February 8, 2022 that it sold its total stake in Yanacocha for US$ 300 million with contingent payments of up to US$ 100 million tied to future increases in metal prices. Additionally, Newmont transferred its ownership interest in the La Zanja joint venture to Buenaventura in exchange for royalties on any future production and contributed an additional $45 million to cover future closure costs.

•
The net proceeds of the Yanacocha sale, combined with the dividends received from Cerro Verde during 4Q21, enable Buenaventura to fully pre-pay US$ 275 million of its syndicated loan, representing 100% of the outstanding debt, while also partially funding the San Gabriel project. This decision is aligned with Buenaventura´s commitment to deleveraging the company and improving its balance sheet.

•
Buenaventura finished its ESG Materiality Assessment in 2021, which serves as a roadmap for its sustainability strategy. In 2022, Buenaventura will focus on measuring KPIs such as carbon emissions, water consumption and management, and human rights due diligence, among others.

2022 CAPEX Guidance

•
The company expects a total CAPEX between US$ 190 – 210 million during 2022 including US$ 90 – 100 million in sustaining capex and US$ 100 – 110 million in growth capex, primarily related to investments in San Gabriel.

Operating Revenues

4Q21 net sales were US$ 249.7 million, as compared to US$ 231.5 million reported in 4Q20; a slight year-on-year increase driven by higher base metal prices during the quarter with an increase in copper volume sold.

Operating Highlights	4Q21	4Q20%		FY21	FY20%
Net Sales (million of US$)	249.7	231.5	8%	884.5	657.9	34%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,784	1,858	-4%	1,775	1,842	-4%
Average Gold Price (US$/oz.) inc Associated (2) (3)	1,784	1,860	-4%	1,776	1,791	-1%
Average Silver Price (US$/oz.) (2)	21.54	24.96	-14%	25.09	22.14	13%
Average Lead Price (US$/MT) (2)	2,429	1,954	24%	2,291	1,708	34%
Average Zinc Price (US$/MT) (2)	3,482	2,915	19%	3,182	2,234	42%
Average Copper Price (US$/MT) (2)	9,193	7,121	29%	9,455	6,259	51%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 3 of 27

Volume Sold	4Q21	4Q20%		FY21	FY20%
Gold Oz Direct Operations (1)	47,560	37,108	28%	147,956	124,644	19%
Gold Oz inc Associated (3)	56,988	85,102	-33%	192,989	314,666	-39%
Silver Oz	2,524,061	3,146,072	-20%	12,631,890	10,410,477	21%
Lead MT	5,224	7,499	-30%	22,659	28,348	-20%
Zinc MT	10,726	13,569	-21%	45,122	53,971	-16%
Copper MT	9,807	8,932	10%	36,015	28,966	24%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 4Q21 equity gold production was 59,033 ounces, compared to 51,443 ounces produced in 4Q20. Silver equity production decreased by 27% year on year, lead equity production decreased by 32% year on year and zinc equity production decreased by 19% year on year, primarily due to the suspension of Uchucchacua operations. The Company’s 4Q21 copper production increased by 8%, year on year.

Equity Production	4Q21	4Q20%		FY21	FY20%
Gold Oz Direct Operations(1)	49,223	34,001	45%	153,330	129,429	18%
Gold Oz including Associated(2) Companies	59,033	51,443	15%	197,665	171,936	15%
Silver Oz Direct Operations(1)	2,244,836	3,124,923	-28%	12,022,524	10,594,658	13%
Silver Oz including Associated Companies	2,490,615	3,403,873	-27%	13,003,439	11,537,665	13%
Lead MT	4,621	6,819	-32%	20,823	24,436	-15%
Zinc MT	9,301	11,453	-19%	41,437	44,221	-6%
Copper MT Direct Operations(1)	6,332	5,737	10%	23,291	18,930	23%
Copper MT including Associated Companies(3)	27,493	25,404	8%	102,075	91,766	11%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 4 of 27

Consolidated Production	4Q21	4Q20%		FY21	FY20%
Gold Oz(4)	51,199	35,311	45%	160,222	134,000	20%
Silver Oz(4)	2,823,117	3,550,156	-20%	14,398,043	11,947,919	21%
Lead MT(4)	5,542	8,453	-34%	24,717	32,175	-23%
Zinc MT(4)	12,474	16,541	-25%	55,312	65,399	-15%
Copper MT(4)	10,308	9,306	11%	37,914	30,735	23%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of el Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Tambomayo (100% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	Oz	18,406	15,699	17%	69,554	63,477	10%
Silver	Oz	588,138	477,127	23%	1,815,288	1,668,582	9%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	US$/Oz	1,023	1,011	1%	950	941	1%

4Q21 gold production at Tambomayo increased 17% year on year, primarily due to increased metallurgical recovery which was partially offset by decreased gold recovery due a re-scheduled high-grade sill pillar. This sill pillar will be mined during 1Q and 2Q of 2022.

4Q21 Cost Applicable to Sales (CAS) increased to 1,023 US$/Oz, from 1,011 US$/Oz in 4Q20, primarily due to a 29% year on year increase in commercial deductions, as the Company sold more doré bars during the fourth quarter 2020. COVID-19 related expenses also increased by US$ 0.8 M, year on year.

Gold production guidance for 2022 is 45k – 50k ounces and silver production guidance is 1.8M – 2.4M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	Oz	19,358	10,260	89%	50,020	41,129	22%
Silver	Oz	7,274	2,414	201%	14,814	9,069	63%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	US$/Oz	1,023	1,318	-22%	1,303	962	35%

Increased 4Q21 gold production at Orcopampa was primarily due to a 157% year on year increase in ore volume treated due to earlier than expected production from the Pucara Ramal 4, 5 and 6 vein system. Cost Applicable to Sales (CAS) decreased to 1,023 US$/Oz in 4Q21, compared to 1,318 US$/Oz in 4Q20 due to a more stable operation despite a 55% increase in exploration expenses. COVID-19 related expenses also increased by US$ 0.7 M year on year.

Gold production guidance for 2022 is 57k – 65k ounces

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 5 of 27

La Zanja (100% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	Oz	8,289	5,817	42%	22,611	17,228	31%
Silver	Oz	32,961	27,083	22%	104,534	84,641	24%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	US$/Oz	1,665	1,822	-9%	1,697	1,739	-2%

4Q21 gold production increased by 42% year on year due to increased volume treated with a positive gold grade reconciliation of the Pampa Verde open pit Phase 4. 4Q21 Cost Applicable to Sales (CAS) was 1,665 US$/Oz; a 9% decrease compared to 1,822 US$/Oz in 4Q20 as Phase 4 Pampa Verde pre-stripping is progressing and new mining benches were accessible during the quarter for operation which more than offset an increase in exploration costs, to reach US$ 300k for the fourth quarter 2021. COVID-19 related expenses were in line compared to 4Q20.

Gold production guidance for 2022 is 37k – 45k ounces

Coimolache (40.10% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	Oz	24,468	43,500	-44%	110,575	106,017	4%
Silver	Oz	121,076	245,024	-51%	647,468	699,361	-7%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Gold	US$/Oz	1,147	806	42%	936	854	10%

4Q21 gold production at Coimolache decreased by 44% year on year, as part of mining sequence optimization that enabled early gold production in the previous quarters while exceeding guidance on an annual basis. 4Q21 Cost Applicable to Sales (CAS) increased 42% to 1,147 US$/Oz, compared to 806 US$/Oz in 4Q20, mainly due to a 42% decrease in gold ounces sold. COVID-19 related expenses also increased by US$ 0.8 M year on year.

Gold production guidance for 2022 is 75k – 80k ounces

Uchucchacua (100% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Silver	Oz	0	1,274,529	-100%	3,732,391	5,000,312	-25%
Zinc	MT	0	1,474	-100%	6,203	5,223	19%
Lead	MT	0	1,369	-100%	4,836	5,151	-6%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Silver	US$/Oz	15.09	30.20	-50%	27.45	22.24	23%

4Q21 Cost Applicable to Sales (CAS) decreased by 50% year on year and is associated with the sale of silver remaining from 3Q21 production. COVID-19 related expenses decreased by US$ 3.3 M year on year once operations were suspended.

Contractor de-mobilization was completed in 4Q21. Tunneling resumed in December 2021 with Buenaventura personnel and resources as well as diamond drilling completed by a contractor. Both activities focused on exploration. The total amount of meters in tunneling and diamond drilling will increase during 2022 as part of the strategy to temporarily suspend operations and explore and reschedule mine development. Operations are expected to resume in the near future, with more stable and efficient KPIs.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 6 of 27

Julcani (100% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Silver	Oz	695,439	666,507	4%	2,572,036	1,676,731	53%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Silver	US$/Oz	16.52	13.70	21%	16.79	14.27	18%

Julcani 4Q21 silver production increased by 4% year on year due to a 25% increase in ore treated, offsetting lower silver grades. 4Q21 Cost Applicable to Sales (CAS) was 16.52 US$/Oz; a 21% year on year increase due to a 23% increase in exploration expenses which were postponed in 2022 due to the pandemic. COVID-19 related expenses decreased by US$ 0.2 M year on year.

Silver production guidance for 2022 is 2.2M – 2.5M ounces

El Brocal (61.43% owned by Buenaventura)

Production
		4Q21	4Q20	Var %	FY21	FY20	Var %
Copper	MT	10,308	9,252	11%	37,914	30,608	24%
Zinc	MT	8,227	13,191	-38%	35,975	54,909	-34%
Silver	Oz	1,499,305	1,102,496	36%	6,158,981	3,508,585	76%

Cost Applicable to Sales
		4Q21	4Q20	Var %	FY21	FY20	Var %
Copper	US$/MT	7,426	5,386	38%	6,593	5,135	28%
Zinc	US$/MT	2,524	2,308	9%	1,937	1,923	1%

El Brocal 4Q21 copper production increased by 11% year on year. Tajo Norte 4Q21 zinc production decreased by 38% year on year as part of the anticipated transition from polymetallic to copper ore in the open pit mining sequence.

4Q21 Copper Cost Applicable to Sales (CAS) increased by 38% year on year while zinc CAS increased by 9% year on year. These increases are primarily due to: (1) a US$ 4.8 M year on year increase in COVID-19 related expenses and (2) the stripping ratio increase by 15 times, as compared to seven times for the same period in 2020.

Zinc production guidance for 2022 is 18k – 22k metric tonnes, lead production guidance for 2022 is 7k – 10k metric tonnes and copper production guidance for 2022 is 40k – 45k metric tonnes.

General and Administrative Expenses

4Q21 General and Administrative expenses were US$ 18.9 million; a 9% increase as compared to US$ 17.3 million in 4Q20.

Exploration in Non-Operating Areas

4Q21 Non-Operating Area exploration costs were US$ 4.0 million, compared with US$ 3.2 million in 4Q20. During the fourth quarter 2021, Buenaventura focused exploration primarily on its Emperatriz project, resulting in US$ 2.2 million in exploration costs during 4Q21. Increased exploration during the quarter is aligned with Buenaventura’s Strategy to focus on extending LOM.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 7 of 27

Net gain (loss) for currency exchange difference

4Q21 currency exchange related net loss was US$ 22.8 million, compared with a net loss of US$ 0.2 million in 4Q20 due to a year on year weakening of the PEN relative to the US dollar (3.624 PEN/USD in 2020 vs 3.998 PEN/USD in 2021). SUNAT’s claim is registered in Peruvian Soles as part of Buenaventura’s ‘accounts receivables’, therefore, a higher exchange rate decreases the total amount when converted to US dollars.

Share in Associated Companies

During 4Q21, Buenaventura’s share in associated companies increased to US$ 73.8 million, compared to US$ 37.6 million reported in 4Q20, comprised of:

Share in the Result of Associates (in millions of US$)	4Q21	4Q20	Var	FY21	FY20	Var
Cerro Verde Contribution	74.8	29.5	153%	233.3	53.8	334%
Coimolache Contribution	-0.5	8.6	N.A.	8.2	10.1	-19%
Others Contribution	-0.4	-0.5	-5%	-1.1	-1.1	-5%
Total Income from non-consolidated affiliates	73.8	37.6	96%	240.5	62.7	284%

CERRO VERDE (19.58% owned by Buenaventura)

4Q21 copper production was 108,074 MT, 21,161 MT of which is attributable to Buenaventura; an increase as compared to 100,442 MT produced in 4Q20; 19,666 MT of which was attributable to Buenaventura.

Cerro Verde reported 4Q21 net income of US$ 381.7 million, compared to net income of US$ 150.6 million in 4Q20. This is primarily due to a 34% year on year net sales increase, mainly due to a higher average realized copper price of US$ 4.76 per pound in the fourth quarter of 2021, compared to US$ 3.83 per pound in the fourth quarter of 2020. This increase was partially offset by a year-on-year income tax increase and on workers participation.

4Q21 capital expenditures at Cerro Verde were US$ 54.6 million.

COIMOLACHE (40.10% owned by Buenaventura)

4Q21 attributable contribution to net loss was US$ 0.5 million, as compared to US$ 8.6 million attributable contribution to net income in 4Q20.

Loss from discontinued operations

In December 2021, Buenaventura's management reclassified its investment held with Yanacocha as available for sale, which at December 31, 2021 was registered as a US$ 264.8 million liability in the Statement of Financial Position.

Under IFRS 5 "Non-current assets held for sale and discontinued operations", the Group's management determined that its operation in Yanacocha qualified to be recognized as a discontinued operation and therefore reclassified the effects recorded in the Income Statement for the years 2020 and 2019 under the account "Net loss from discontinued operations attributable to the parent company".

On February 7, 2022, the Company entered into definitive agreements with Newmont Corporation ("Newmont") to sell its entire interest in Yanacocha, see details in note.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 8 of 27

Others

The following resolution was passed at the Company’s February 24, 2022 Board of Directors Meeting:

•	Call for Annual Shareholders Meeting to be held on March 31, 2022 with the following items for approval:

1.	Approval of the 2021 Annual Report
2.	Approval of the Financial Statements for the year ended December 31, 2021
3.	Compensation for the Board of Directors – 2021
4.	Appointment of Independent Auditors for Year 2022
5.	Distribution of Dividends
6.	ESG Report

********

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2020 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 9 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2021)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 10 of 27

APPENDIX 2

4Q21

Gold Production
Mining Unit	Operating Results	Unit	4Q21	4Q20	△%	FY21	FY20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,884	150,851	0%	566,881	510,405	11%
	Ore Grade	Gr/MT	4.14	5.25	-21%	4.35	5.10	-15%
	Recovery Rate	%	91.56	61.69	48%	87.80	75.80	16%
	Ounces Produced	Oz	18,406	15,699	17%	69,554	63,477	10%
Orcopampa	Ore Milled	DMT	62,132	24,171	157%	189,265	88,249	114%
	Ore Grade	Gr/MT	9.43	12.88	-27%	8.20	14.65	-44%
	Recovery Rate	%	102.78	93.38	10%	100.19	96.41	4%
	Ounces Produced*	Oz	19,358	10,260	89%	50,020	41,129	22%
Open Pit
La Zanja	Ounces Produced	Oz	8,289	5,817	42%	22,611	17,228	31%
Coimolache	Ounces Produced	Oz	24,468	43,500	-44%	110,575	106,017	4%

Silver Production
Mining Unit	Operating Results	Unit	4Q21	4Q20	△%	FY21	FY20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,884	150,851	0%	566,881	510,405	11%
	Ore Grade	Oz/MT	4.29	3.59	20%	3.63	3.97	-9%
	Recovery Rate	%	90.77	88.06	3%	88.25	82.39	7%
	Ounces Produced	Oz	588,138	477,127	23%	1,815,288	1,668,582	9%
Uchucchacua	Ore Milled	DMT	0	148,173	-100%	757,945	550,718	38%
	Ore Grade	Oz/MT	0.00	10.07	-100%	6.45	10.10	-36%
	Recovery Rate	%	0.00	85.45	-100%	76.35	89.88	-15%
	Ounces Produced	Oz	0	1,274,529	-100%	3,732,391	5,000,312	-25%
Julcani*	Ore Milled	DMT	33,681	26,904	25%	127,925	71,943	78%
	Ore Grade	Oz/MT	20.82	23.88	-13%	20.12	22.67	-11%
	Recovery Rate	%	98.08	96.95	1%	97.38	96.88	1%
	Ounces Produced*	Oz	695,439	666,507	4%	2,572,036	1,676,731	53%
Marcapunta	Ore Milled	DMT	744,345	472,303	58%	2,517,474	1,659,731	52%
	Ore Grade	Oz/MT	0.93	0.96	-3%	0.96	0.78	24%
	Recovery Rate	%	56.55	52.82	7%	53.70	62.98	-15%
	Ounces Produced	Oz	370,931	239,555	55%	1,291,226	812,501	59%
Open Pit
Tajo Norte Cu – Ag	Ore Milled	DMT	5,515	91,477	-94%	313,515	91,477	243%
	Ore Grade	Oz/MT	2.72	3.80	-28%	4.47	3.80	18%
	Recovery Rate	%	76.64	50.51	52%	56.53	50.51	12%
	Ounces Produced	Oz	11,496	175,556	-93%	797,884	175,556	354%
Tajo Norte Pb – Zn	Ore Milled	DMT	667,383	864,200	-23%	2,450,214	2,873,790	-15%
	Ore Grade	Oz/MT	2.32	1.73	34%	2.35	1.41	67%
	Recovery Rate	%	72.07	57.83	25%	70.68	66.52	6%
	Ounces Produced	Oz	1,116,878	862,941	29%	4,069,870	2,696,084	51%
(*) Includes 7,651 ounces from retreatment of tailing dams in 4Q21 and 65,552 in FY21.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 11 of 27

Zinc Production
Mining Unit	Operating Results	Unit	4Q21	4Q20	△%	FY21	FY20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,884	150,851	0%	566,881	510,405	11%
	Ore Grade	%	3.61	2.20	64%	2.85	1.92	48%
	Recovery Rate	%	78.05	56.66	38%	81.31	53.62	52%
	MT Produced	MT	4,247	1,876	126%	13,135	5,266	149%
Uchucchacua	Ore Milled	DMT	0	148,173	-100%	757,945	550,718	38%
	Ore Grade	%	0.00	1.50	-100%	1.61	1.56	4%
	Recovery Rate	%	0.00	66.49	-100%	50.75	60.90	-17%
	MT Produced	MT	0	1,474	-100%	6,203	5,223	19%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	667,383	864,200	-23%	2,450,214	2,873,790	-15%
	Ore Grade	%	2.27	2.76	-18%	2.51	3.43	-27%
	Recovery Rate	%	54.32	55.32	-2%	58.48	55.70	5%
	MT Produced	MT	8,227	13,191	-38%	35,975	54,909	-34%

Copper Production
Mining Unit	Operating Results	Unit	4Q21	4Q20	△%	FY21	FY20	△ %
Underground
Marcapunta	Ore Milled	DMT	744,345	472,303	58%	2,517,474	1,659,731	52%
	Ore Grade	%	1.69	2.05	-17%	1.70	1.97	-14%
	Recovery Rate	%	82.48	89.77	-8%	83.61	91.78	-9%
	MT Produced	MT	10,268	8,681	18%	35,679	30,038	19%
Tajo Norte Cu - Ag	Ore Milled	DMT	5,515	91,477	-94%	313,515	91,477	243%
	Ore Grade	%	1.01	1.04	-3%	0.98	1.04	-6%
	Recovery Rate	%	72.26	59.97	20%	63.75	59.97	6%
	MT Produced	MT	40	570	-93%	1,957	570	243%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 12 of 27

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	4Q21	4Q20	FY21	FY20
Net Income	-222,260	-59,859	-262,804	-150,339
Add / Substract:	285,037	118,991	467,170	297,719
Depreciation and Amortization in cost of sales	47,101	59,125	187,211	189,620
Share in associated companies by the equity method, net	-158,009	25,583	-240,450	-62,702
Interest expense	12,069	14,692	60,629	37,822
Impairment (reversal) of inventories	-1,436	-2,112	-343	6,558
Provision of bonuses and compensations	6,763	2,537	15,519	13,106
Depreciation and amortization in administration expenses	965	950	3,680	3,700
Loss (gain) on currency exchange difference	-22,175	225	18,686	4,116
Loss from discontinued operations	385,220	-9,689	387,604	66,810
Provision (credit) for income tax, net	-39,415	12,771	-23,671	25,430
Depreciation and amortization in other, net	27	28	107	105
Interest income	-1,709	-171	-5,952	-2,411
Provision (reversal) for contingencies	2,971	3,763	2,687	4,150
Workers participation provision (reversal)	-382	57	1,653	57
Write-off of fixed assets	2,415	12,675	9,178	12,675
Impairment of long-term lived assets	14,910	-2,083	14,910	-2,083
Changes in provision of exploration activities	2,030	640	2,030	642
Contractor claim provisions	17,750	0	17,750	0
Changes in environmental liabilities provisions	15,533	0	15,533	124
Provisions for accounts receivables	409	0	409	0
EBITDA Buenaventura Direct Operations	62,777	59,132	204,366	147,380
EBITDA Cerro Verde (19.58%)	140,491	93,273	471,992	212,163
EBITDA Coimolache (40.095%)	6,956	19,297	42,689	43,419
EBITDA Buenaventura + All Associates	210,224	171,703	719,047	402,962

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 13 of 27

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 14 of 27

APPENDIX 4: 2021 RESERVES

RESERVES AS OF DECEMBER 31st 2021

PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	516,639	0.30	155,690	155,690
Julcani	100.00	293,373	0.00	1,270	1,270
Tambomayo	100.00	1,406,097	0.10	135,162	135,162
La Zanja	100.00	8,363,730	0.01	90,964	90,964
Coimolache	40.10	65,453,541	0.01	626,398	251,154
El Brocal Marcapunta	61.43	35,737,790	0.02	849,215	521,673
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	26,187,488	0.01	186,856	114,786
San Gabriel	100.00	14,934,000	0.14	1,657,000	1,657,000
Total				3,702,555	2,927,698

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	6,583,730	9.87	64,949,797	64,949,797
Julcani	100.00	293,373	19.46	5,708,771	5,708,771
Orcopampa	100.00	516,639	0.57	295,176	295,176
Tambomayo	100.00	1,406,097	5.18	7,283,125	7,283,125
La Zanja	100.00	8,363,730	0.11	914,562	914,562
Coimolache	40.10	65,453,541	0.27	17,716,989	7,103,627
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	26,187,488	0.71	18,663,228	11,464,821
El Brocal (Tajo Norte Smelter - Zn-Pb-Ag)	61.43	8,321,196	2.92	24,304,712	14,930,385
El Brocal Marcapunta	61.43	35,737,790	0.70	24,997,010	15,355,663
San Gabriel	100.00	14,934,000	0.23	1,377,000	1,377,000
Total				166,210,370	129,382,927

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	6,583,730	1.86%	122,748	122,748
Tambomayo	100.00	1,406,097	1.41%	19,869	19,869
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	8,321,196	2.12%	176,794	108,605
Total				319,411	251,222

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	6,583,730	1.09%	71,745	71,745
Julcani	100.00	293,373	1.50%	4,403	4403
Tambomayo	100.00	1,406,097	0.94%	13,207	13,207
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	8,321,196	1.09%	90,331	55,490
Total				179,686	144,845

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	293,373	0.42%	1,238	1,238
El Brocal Marcapunta Norte	61.43	35,737,790	1.27%	453,483	278,575
El Brocal (Tajo Norte - Smelter Cu - Ag)	61.43	26,187,488	1.67%	436,978	268,436
Trapiche	100.00	283,200,000	0.51%	1,084,000	1,084,000
Total				1,975,699	1,632,248

Prices used for Buenaventura´s Reserves calculation:
Gold 1,600 US$/Oz - Silver 25.00 US$/Oz - Zinc 2,385 US$/MT - Lead 2,286 US$/MT - Copper 8,000 US$/MT
Reported reserves under new SEC S-K 1300 regulations. Technical reports and more detail to be included in the 20-F report during 2Q22.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 15 of 27

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 16 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2021	2020	2021	2020
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	138,010	136,410	531,000	395,442
Add:
Consolidated Exploration in units in operation	15,511	11,981	56,412	28,044
Consolidated Commercial deductions	49,575	53,318	196,202	179,748
Consolidated Selling expenses	6,137	6,466	20,827	18,533
Consolidated Cost applicable to sales	209,233	208,175	804,441	621,768

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2021	2020	2021	2020
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	79	50	182	7
Julcani, Silver	7,879	6,017	29,726	15,961
Julcani, Lead	83	105	406	251
Julcani, Copper	18	0	69	23
Orcopampa, Gold	15,680	13,213	53,130	34,315
Orcopampa, Silver	67	25	213	81
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	3	14	11
Uchucchacua, Silver	-21	26,741	63,326	74,134
Uchucchacua, Lead	-8	1,890	6,771	5,119
Uchucchacua, Zinc	-34	2,818	11,076	6,326
Tambomayo, Gold	11,676	12,580	43,944	40,648
Tambomayo, Silver	4,512	4,464	15,270	12,640
Tambomayo, Lead	2,807	1,884	7,632	4,123
Tambomayo, Zinc	4,756	1,732	12,536	3,670
La Zanja, Gold	13,756	9,185	36,552	30,373
La Zanja, Silver	855	683	2,833	2,499
El Brocal, Gold	2,937	1,504	8,289	5,541
El Brocal, Silver	12,816	8,904	48,801	25,652
El Brocal, Lead	2,511	2,892	8,568	12,331
El Brocal, Zinc	11,492	12,510	37,032	41,583
El Brocal, Copper	42,658	24,939	130,804	73,408
Non Mining Units	3,490	4,271	13,827	6,746
Consolidated Cost of sales, excluding depreciation and amortization	138,010	136,410	531,000	395,442

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2021	2020	2021	2020
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	17	11	37	1
Julcani, Silver	1,650	1,338	5,975	3,112
Julcani, Lead	17	23	82	49
Julcani, Copper	4	0	14	4
Orcopampa, Gold	3,604	2,332	11,420	5,186
Orcopampa, Silver	15	4	46	12
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	2	1
Uchucchacua, Silver	518	2,523	8,650	5,830
Uchucchacua, Lead	199	178	925	403
Uchucchacua, Zinc	829	266	1,513	498
Tambomayo, Gold	1,488	1,622	5,578	4,763
Tambomayo, Silver	575	576	1,938	1,481
Tambomayo, Lead	358	243	969	483
Tambomayo, Zinc	606	223	1,591	430
La Zanja, Gold	282	1	533	2
La Zanja, Silver	17	0	41	0
El Brocal, Gold	216	78	607	202
El Brocal, Silver	944	463	3,574	937
El Brocal, Lead	185	151	627	450
El Brocal, Zinc	846	651	2,712	1,519
El Brocal, Copper	3,142	1,298	9,579	2,681
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	15,511	11,981	56,412	28,044

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 17 of 27

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2021	2020	2021	2020
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	14	14	38	11
Julcani, Silver	1,256	939	4,598	2,505
Julcani, Lead	13	16	62	38
Julcani, Copper	3	0	9	5
Orcopampa, Gold	96	42	307	234
Orcopampa, Silver	0	0	4	9
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	1
Uchucchacua, Silver	808	5,072	20,541	18,831
Uchucchacua, Lead	79	296	1,696	1,111
Uchucchacua, Zinc	1,015	522	8,877	2,082
Tambomayo, Gold	2,696	3,145	7,851	6,266
Tambomayo, Silver	1,331	1,663	3,425	4,023
Tambomayo, Lead	621	548	1,438	1,219
Tambomayo, Zinc	4,211	1,536	7,869	3,585
La Zanja, Gold	21	29	117	376
La Zanja, Silver	1	2	15	21
El Brocal, Gold	1,748	1,263	5,897	5,377
El Brocal, Silver	5,165	5,678	22,548	17,258
El Brocal, Lead	833	1,161	3,279	6,528
El Brocal, Zinc	4,599	11,076	16,551	41,907
El Brocal, Copper	25,065	20,316	91,077	68,360
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	49,575	53,318	196,202	179,748

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2021	2020	2021	2020
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	1	2	3	0
Julcani, Silver	106	196	470	430
Julcani, Lead	1	3	6	7
Julcani, Copper	0	0	1	1
Orcopampa, Gold	166	111	399	435
Orcopampa, Silver	1	0	2	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	0
Uchucchacua, Silver	132	904	2,411	2,751
Uchucchacua, Lead	51	64	258	190
Uchucchacua, Zinc	211	95	422	235
Tambomayo, Gold	905	859	3,036	2,570
Tambomayo, Silver	350	305	1,055	799
Tambomayo, Lead	217	129	527	261
Tambomayo, Zinc	368	118	866	232
La Zanja, Gold	44	0	115	74
La Zanja, Silver	3	0	9	6
El Brocal, Gold	128	94	353	317
El Brocal, Silver	558	557	2,079	1,468
El Brocal, Lead	109	181	365	706
El Brocal, Zinc	500	782	1,577	2,379
El Brocal, Copper	1,856	1,559	5,572	4,200
Non Mining Units	431	509	1,300	1,471
Consolidated Selling expenses	6,137	6,466	20,827	18,533

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 18 of 27

	JULCANI
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	79	7,879	83	-	18	8,060	50	6,017	105	-	-	6,172
Add:
Exploration Expenses (US$000)	17	1,650	17	-	4	1,688	11	1,338	23	-	-	1,372
Commercial Deductions (US$000)	14	1,256	13	-	3	1,286	14	939	16	-	-0	969
Selling Expenses (US$000)	1	106	1	-	0	108	1.63	195.95	3.43	-	-	201
Cost Applicable to Sales (US$000)	110	10,891	115	-	25	11,141	76	8,490	148	-	-0	8,714
Divide:
Volume Sold	87	659,178	66	-	15	Not Applicable	63	619,666	128	-	-1	Not Applicable
CAS	1,274	16.52	1,744	-	1,720	Not Applicable	1,220	13.70	1,157	-	-	Not Applicable

	JULCANI
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	182	29,726	406	-	69	30,383	7	15,961	251	-	23	16,241
Add:
Exploration Expenses (US$000)	37	5,975	82	-	14	6,107	1	3,112	49	-	4	3,167
Commercial Deductions (US$000)	38	4,598	62	-	9	4,708	11	2,505	38	-	5	2,559
Selling Expenses (US$000)	3	470	6	-	1	480	0	430	7	-	1	438
Cost Applicable to Sales (US$000)	260	40,769	556	-	93	41,678	19	22,008	345	-	33	22,405
Divide:
Volume Sold	206	2,427,685	352	-	61	Not Applicable	133	1,542,568	306	-	18	Not Aplicable
CAS	1,262	16.79	1,579	-	1,523	Not Applicable	143	14.27	1,126	-	1,819	Not Applicable

	ORCOPAMPA
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,680	67	-	-	-	15,747	13,213	25	-	-	-	13,238
Add:					-
Exploration Expenses (US$000)	3,604	15	-	-	-	3,619	2,332	4	-	-	-	2,336
Commercial Deductions (US$000)	96	0	-	-	-	96	42	0	-	-	-	42
Selling Expenses (US$000)	166	1	-	-	-	167	111	0	-	-	-	111
Cost Applicable to Sales (US$000)	19,546	84	-	-	-	19,630	15,697	30	-	-	-	15,727
Divide:
Volume Sold	19,106	6,460	-	-	-	Not Applicable	11,907	1,616	-	-	-	Not Applicable
CAS	1,023	12.97	-	-	-	Not Applicable	1,318	18.64	-	-	-	Not Applicable

	ORCOPAMPA
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	53,130	213	-	-	-	53,343	34,315	81	-	-	-	34,396
Add:
Exploration Expenses (US$000)	11,420	46	-	-	-	11,466	5,186	12	-	-	-	5,198
Commercial Deductions (US$000)	307	4	-	-	-	311	234	9	-	-	-	243
Selling Expenses (US$000)	399	2	-	-	-	401	435	1	-	-	-	436
Cost Applicable to Sales (US$000)	65,257	264	-	-	-	65,521	40,169	104	-	-	-	40,273
Divide:
Volume Sold	50,068	14,565	-	-	-	Not Applicable	41,757	8,113	-	-	-	Not Applicable
CAS	1,303	18.14	-	-	-	Not Applicable	962	12.78	-	-	-	Not Applicable

	UCHUCCHACUA
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-21	-8	-34	-	-63	3	26,741	1,890	2,818	-	31,452
Add:
Exploration Expenses (US$000)	-	518	199	829	-	1,546	0	2,523	178	266	-	2,967
Commercial Deductions (US$000)	-0	808	79	1,015	-	1,902	0	5,072	296	522	-	5,890
Selling Expenses (US$000)	-	132	51	211	-	393	0	904	64	95	-	1,063
Cost Applicable to Sales (US$000)	-0	1,437	321	2,021	-	3,778	4	35,240	2,427	3,701	-	41,372
Divide:
Volume Sold	-	95,215	110	378	-	Not Applicable	2	1,166,790	1,095	1,127	-	Not Applicable
CAS	-	15.09	2,914	5,347	-	Not Applicable	2,129	30.20	2,216	3,285	-	Not Applicable

	UCHUCCHACUA
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14	63,326	6,771	11,076	-	81,187	11	74,134	5,119	6,326	-	85,590
Add:
Exploration Expenses (US$000)	2	8,650	925	1,513	-	11,090	1	5,830	403	498	-	6,731
Commercial Deductions (US$000)	1	20,541	1,696	8,877	-	31,114	1	18,831	1,111	2,082	-	22,026
Selling Expenses (US$000)	1	2,411	258	422	-	3,091	0	2,751	190	235	-	3,176
Cost Applicable to Sales (US$000)	18	94,928	9,649	21,887	-	126,482	13	101,547	6,823	9,141	-	117,523
Divide:
Volume Sold	5	3,458,368	4,135	5,045	-	Not Applicable	2	4,566,624	4,209	4,066	-	Not Applicable
CAS	3,279	27.45	2,333	4,338	-	Not Applicable	7,067	22.24	1,621	2,248	-	Not Applicable

	TAMBOMAYO
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,676	4,512	2,807	4,756	-	23,752	12,580	4,464	1,884	1,732.12	-	20,660
Add:
Exploration Expenses (US$000)	1,488	575	358	606	-	3,026	1,622	576	243	223	-	2,664
Commercial Deductions (US$000)	2,696	1,331	621	4,211	-	8,858	3,145	1,663	548	1,536	-	6,891
Selling Expenses (US$000)	905	350	217	368	-	1,840	859	305	129	118	-	1,410
Cost Applicable to Sales (US$000)	16,764	6,767	4,003	9,942	-	37,476	18,205	7,007	2,803	3,610	-	31,625
Divide:
Volume Sold	16,386	510,196	2,848	3,440	-	Not Applicable	17,999	469,849	2,501	1,603	-	Not Applicable
CAS	1,023	13.26	1,406	2,890	-	Not Applicable	1,011	14.91	1,121	2,252	-	Not Applicable

	TAMBOMAYO
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	43,944	15,270	7,632	12,536	-	79,382	40,648	12,640	4,123	3,670	-	61,082
Add:
Exploration Expenses (US$000)	5,578	1,938	969	1,591	-	10,076	4,763	1,481	483	430	-	7,157
Commercial Deductions (US$000)	7,851	3,425	1,438	7,869	-	20,583	6,266	4,023	1,219	3,585	-	15,093
Selling Expenses (US$000)	3,036	1,055	527	866	-	5,485	2,570	799	261	232	-	3,862
Cost Applicable to Sales (US$000)	60,410	21,688	10,566	22,862	-	115,526	54,247	18,944	6,086	7,917	-	87,194
Divide:
Volume Sold	63,611	1,593,040	8,675	10,195	-	Not Applicable	57,633	1,474,485	6,009	4,463	-	Not Applicable
CAS	950	13.61	1,218	2,243	-	Not Applicable	941	12.85	1,013	1,774	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 19 of 27

	LA ZANJA
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,756	855	-	-	-	14,610	9,185	683	-	-	-	9,868
Add:
Exploration Expenses (US$000)	282	17	-	-	-	299	1	0	-	-	-	1
Commercial Deductions (US$000)	21	1	-	-	-	22	29	2	-	-	-	31
Selling Expenses (US$000)	44	3	-	-	-	47	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	14,102	876	-	-	-	14,978	9,215	686	-	-	-	9,900
Divide:
Volume Sold	8,468	40,394	-	-	-	Not Applicable	5,057	27,476	-	-	-	Not Applicable
CAS	1,665	21.69	-	-	-	Not Applicable	1,822	24.96	-	-	-	Not Applicable

	LA ZANJA
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36,552	2,833	-	-	-	39,384	30,373	2,499	-	-	-	32,872
Add:
Exploration Expenses (US$000)	533	41	-	-	-	574	2	0	-	-	-	2
Commercial Deductions (US$000)	117	15	-	-	-	132	376	21	-	-	-	397
Selling Expenses (US$000)	115	9	-	-	-	124	74	6	-	-	-	80
Cost Applicable to Sales (US$000)	37,316	2,898	-	-	-	40,214	30,825	2,526	-	-	-	33,351
Divide:
Volume Sold	21,990	120,750	-	-	-	Not Applicable	17,730	122,180	-	-	-	Not Applicable
CAS	1,697	24.00	-	-	-	Not Applicable	1,739	20.67	-	-	-	Not Applicable

	BROCAL
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,937	12,816	2,511	11,492	42,658	72,414	1,504	8,904	2,892	12,510	24,939	50,749
Add:
Exploration Expenses (US$000)	216	944	185	846	3,142	5,333	78	463	151	651	1,298	2,641
Commercial Deductions (US$000)	1,748	5,165	833	4,599	25,065	37,411	1,263	5,678	1,161	11,076	20,316	39,495
Selling Expenses (US$000)	128	558	109	500	1,856	3,151	94	557	181	782	1,559	3,172
Cost Applicable to Sales (US$000)	5,029	19,483	3,639	17,437	72,721	118,309	2,939	15,602	4,385	25,019	48,112	96,057
Divide:
Volume Sold	3,513	1,212,618	2,201	6,907	9,793	Not Applicable	2,080	860,675	3,775	10,839	8,933	Not Applicable
CAS	1,432	16.07	1,654	2,524	7,426	Not Applicable	1,413	18.13	1,162	2,308	5,386	Not Applicable

	BROCAL
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,289	48,801	8,568	37,032	130,804	233,494	5,541	25,652	12,331	41,583	73,408	158,515
Add:
Exploration Expenses (US$000)	607	3,574	627	2,712	9,579	17,099	202	937	450	1,519	2,681	5,789
Commercial Deductions (US$000)	5,897	22,548	3,279	16,551	91,077	139,354	5,377	17,258	6,528	41,907	68,360	139,431
Selling Expenses (US$000)	353	2,079	365	1,577	5,572	9,946	317	1,468	706	2,379	4,200	9,070
Cost Applicable to Sales (US$000)	15,146	77,002	12,840	57,872	237,032	399,893	11,437	45,315	20,015	87,388	148,650	312,805
Divide:
Volume Sold	12,076	5,017,482	9,497	29,882	35,954	Not Applicable	7,390	2,696,506	17,824	45,442	28,948	Not Applicable
CAS	1,254	15.35	1,352	1,937	6,593	Not Applicable	1,548	16.80	1,123	1,923	5,135	Not Applicable

	NON MINING COMPANIES
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	3,490	-	-	-	-	-	4,271
Add:
Selling Expenses (US$000)	-	-	-	-	-	431	-	-	-	-	-	509
Total (US$000)	-	-	-	-	-	3,921	-	-	-	-	-	4,780

	NON MINING COMPANIES
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	13,827	-	-	-	-	-	6,746
Add:						-
Selling Expenses (US$000)	-	-	-	-	-	1,300	-	-	-	-	-	1,471
Total (US$000)	-	-	-	-	-	15,127	-	-	-	-	-	8,217

	BUENAVENTURA CONSOLIDATED
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	44,129	26,108	5,393	16,214	42,676	138,010	36,534	46,834	6,771	17,060	24,939	136,410
Add:
Exploration Expenses (US$000)	5,606	3,720	759	2,281	3,145	15,511	4,044	4,904	595	1,140	1,298	11,981
Commercial Deductions (US$000)	4,573	8,562	1,547	9,825	25,068	49,575	4,492	13,355	2,021	13,134	20,316	53,318
Selling Expenses (US$000)	1,244	1,148	378	1,079	1,856	6,137	1,065	1,961	377	995	1,559	6,466
Cost Applicable to Sales (US$000)	55,552	39,537	8,077	29,400	72,746	209,233	46,136	67,054	9,764	32,330	48,112	208,175
Divide:
Volume Sold	47,560	2,524,061	5,224	10,726	9,807	Not Applicable	37,108	3,146,072	7,499	13,569	8,932	Not Applicable
CAS	1,168	15.66	1,546	2,741	7,418	Not Applicable	1,243	21.31	1,302	2,383	5,387	Not Applicable

	BUENAVENTURA CONSOLIDATED
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	142,111	160,169	23,377	60,644	130,872	531,000	110,894	130,967	21,825	51,579	73,431	395,442
Add:
Exploration Expenses (US$000)	18,176	20,224	2,603	5,816	9,593	56,412	10,155	11,373	1,385	2,446	2,685	28,044
Commercial Deductions (US$000)	14,212	51,131	6,475	33,297	91,087	196,202	12,265	42,647	8,897	47,574	68,365	179,748
Selling Expenses (US$000)	3,907	6,025	1,157	2,865	5,573	20,827	3,397	5,455	1,163	2,846	4,201	18,533
Cost Applicable to Sales (US$000)	178,407	237,549	33,611	102,622	237,125	804,441	136,710	190,442	33,269	104,445	148,683	621,768
Divide:
Volume Sold	147,956	12,631,890	22,659	45,122	36,015	Not Applicable	124,644	10,410,477	28,348	53,971	28,966	Not Applicable
CAS	1,206	18.81	1,483	2,274	6,584	Not Applicable	1,097	18.29	1,174	1,935	5,133	Not Applicable

	COIMOLACHE
	4Q 2021						4Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,118	1,541	-	-	-	25,659	29,590	2,128	-	-	-	31,718
Add:
Exploration Expenses (US$000)	2,501	160	-	-	-	2,661	2,373	171	-	-	-	2,544
Commercial Deductions (US$000)	108	7	-	-	-	115	125	11	-	-	-	135
Selling Expenses (US$000)	233	15	-	-	-	248	459	33	-	-	-	492
Cost Applicable to Sales (US$000)	26,960	1,723	-	-	-	28,683	32,547	2,342	-	-	-	34,889
Divide:
Volume Sold	23,515	115,780	-	-	-	Not Applicable	40,369	225,775	-	-	-	Not Applicable
CAS	1,147	14.88	-	-	-	Not Applicable	806	10.37	-	-	-	Not Applicable

	COIMOLACHE
	FY 2021						FY 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	97,621	8,467	-	-	-	106,088	84,413	6,676	-	-	-	91,089
Add:
Exploration Expenses (US$000)	5,697	494	-	-	-	6,191	3,323	263	-	-	-	3,586
Commercial Deductions (US$000)	783	119	-	-	-	902	585	57	-	-	-	642
Selling Expenses (US$000)	1,025	89	-	-	-	1,114	1,195	94	-	-	-	1,289
Cost Applicable to Sales (US$000)	105,126	9,168	-	-	-	114,295	89,516	7,090	-	-	-	96,606
Divide:
Volume Sold	112,316	679,656	-	-	-	Not Applicable	104,797	699,918	-	-	-	Not Applicable
CAS	936	13.49	-	-	-	Not Applicable	854	10.13	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 20 of 27

APPENDIX 6: All-in Sustaining Cost

Buenaventura
All-in Sustaining Cost for 4Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q21		4Q21		4Q21		4Q21
Au Ounces Sold BVN
Au Ounces Sold Net		35,578		8,468		23,515		53,475

	4Q21		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	49,638	1,395	15,163	1,791	25,659	1,091	67,971	1,271
Exploration in Operating Units	9,880	278	299	35	2,661	113	11,106	208
Royalties	2,593	73	0	0	0	0	2,593	48
Comercial Deductions[3]	12,142	341	22	3	115	5	12,200	228
Selling Expenses	2,650	74	47	6	248	11	2,774	52
Administrative Expenses	10,167	286	756	89	792	34	10,886	204
Other, net	7,085	199	-153	-18	-604	-26	6,762	126
Sustaining Capex[4]	4,949	139	331	39	8,097	344	8,371	157

By-product Credit	-46,843	-1,317	-935	-110	-2,685	-114	-48,416	-905

All-in Sustaining Cost	52,262	1,469	15,530	1,834	34,282	1,458	74,247	1,388

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 21 of 27

Buenaventura
All-in Sustaining Cost for 4Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q20		4Q20		4Q20		4Q20
Au Ounces Sold BVN
Au Ounces Sold Net		29,971		5,057		40,369		51,214

	4Q20		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	77,146	2,574	11,744	2,322	31,718	786	96,095	1,876
Exploration in Operating Units	9,340	312	1	0	2,544	63	10,361	202
Royalties	1,709	57	0	0	0	0	1,709	33
Comercial Deductions[3]	13,792	460	31	6	135	3	13,863	271
Selling Expenses	2,958	99	24	5	493	12	3,168	62
Administrative Expenses	9,733	325	942	186	871	22	10,582	207
Other, net	1,085	36	-170	-34	12	0	1,000	20
Sustaining Capex[4]	7,302	244	252	50	11,208	278	11,930	233

By-product Credit	-70,040	-2,337	-696	-138	-5,356	-133	-72,557	-1,417

All-in Sustaining Cost	53,026	1,769	12,129	2,398	41,625	1,031	76,150	1,487

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 22 of 27

All-in Sustaining Cost for FY21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY21		FY21		FY21		FY21

Au Ounces Sold Net		113,891		21,990		112,316		180,914

	FY21		FY21		FY21		FY21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	265,392	2,330	46,531	2,116	106,088	945	332,617	1,839
Exploration in Operating Units	38,739	340	575	26	6,191	55	41,526	230
Royalties	6,970	61	0	0	0	0	6,970	39
Comercial Deductions[3]	56,716	498	111	5	902	8	57,136	316
Selling Expenses	10,104	89	124	6	1,114	10	10,616	59
Administrative Expenses	39,779	349	2,932	133	3,718	33	42,825	237
Other, net	14,232	125	44	2	16	0	14,262	79
Sustaining Capex[4]	11,946	105	990	45	21,058	187	20,914	116

By-product Credit	-263,885	-2,317	-2,986	-136	-17,319	-154	-272,414	-1,506

All-in Sustaining Cost	179,993	1,580	48,320	2,197	121,767	1,084	254,454	1,406

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 23 of 27

All-in Sustaining Cost for FY20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY20		FY20		FY20		FY20

Au Ounces Sold Net		99,524		17,730		104,797		159,273

	FY20		FY20		FY20		FY20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	218,022	2,191	31,978	1,804	91,089	869	271,512	1,705
Exploration in Operating Units	22,253	224	2	0	3,586	34	23,692	149
Royalties	6,180	62	0	0	0	0	6,180	39
Comercial Deductions[3]	39,921	401	397	22	642	6	40,389	254
Selling Expenses	8,542	86	104	6	1,290	12	9,114	57
Administrative Expenses	41,571	418	2,434	137	4,043	39	44,484	279
Other, net	139	1	712	40	120	1	565	4
Sustaining Capex[4]	11,320	114	815	46	18,793	179	19,288	121

By-product Credit	-200,379	-2,013	-2,678	-151	-14,886	-142	-207,769	-1,304

All-in Sustaining Cost	147,569	1,483	33,763	1,904	104,676	999	207,454	1,303

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 24 of 27

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of financial position
As of December 30, 2021 and 2020
	2021	2020
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	376,999	235,449
Trade and other receivables, net	240,432	230,830
Inventory, net	86,264	77,327
Income tax credit	15,456	19,837
Prepaid expenses	20,394	25,709
	739,545	589,152

Non-current assets
Trade and other receivables, net	635,832	102,347
Inventories, net	12,802	23,637
Investment in associates and joint venture	1,422,295	1,488,775
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,537,870	1,650,361
Investment properties, net	−	186
Deferred income tax asset, net	164,351	73,850
Prepaid expenses	23,920	24,806
Other assets, net	25,196	26,503
	3,822,266	3,390,465
Total assets	4,561,811	3,979,617

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	50,000	65,793
Trade and other payables	259,641	196,140
Provisions and contingent liabilities	81,039	51,816
Income tax payable	3,026	3,162
Financial obligations	179,417	25,086
Hedge derivative financial instruments	6,976	18,439
	580,099	360,436
Liabilities directly associated with assets classified as held for sale	264,838	-
	844,937	360,436
Non-current liabilities
Trade and other payables	3,037	2,742
Provisions and contingent liabilities	232,288	249,596
Financial obligations	878,558	506,567
Contingent consideration liability	17,718	22,100
Deferred income tax liabilities, net	46,742	38,319
	1,178,343	819,324

Total liabilities	2,023,280	1,179,760

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,270	163,194
Other reserves	269	269
Retained earnings	1,239,526	1,503,785
Other reserves of equity	(4,477)	(9,526)
Shareholders’ equity, net attributable to owners of the parent	2,368,326	2,627,460
Non-controlling interest	170,205	172,397
Total shareholders’ equity, net	2,538,531	2,799,857
Total liabilities and shareholders’ equity, net	4,561,811	3,979,617

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of profit or loss
As of December 31, 2021 and 2020

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2021	2020	2021	2020
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Sales revenue
Sales of goods	238,528	220,539	863,470	637,619
Sales of services	11,194	10,925	21,052	20,285
Royalty income	3,623	4,596	15,928	18,638
Total sales revenue	253,345	236,060	900,450	676,542

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(137,637)	(135,876)	(529,731)	(393,888)
Unabsorbed cost due to production stoppage	(25,509)	166	(25,509)	(27,758)
Cost of sales of services, excluding depreciation and amortization	(373)	(534)	(1,269)	(1,554)
Depreciation and amortization	(47,101)	(59,125)	(187,211)	(189,620)
Exploration in operating units	(15,511)	(11,981)	(56,412)	(28,044)
Mining royalties	(4,655)	(3,614)	(12,974)	(11,749)
Total operating costs	(230,786)	(210,964)	(813,106)	(652,613)
Gross profit (loss)	22,559	25,096	87,344	23,929

Operating expenses, net
Administrative expenses	(18,884)	(17,342)	(67,585)	(67,185)
Selling expenses	(6,137)	(6,466)	(20,827)	(18,533)
Exploration in non-operating areas	(4,042)	(3,208)	(11,270)	(8,475)
Write –off of stripping activity asset	-	(11,633)	(6,763)	(11,633)
Reversal for contingencies and others	(2,971)	(3,763)	(2,687)	(4,150)
Impairment recovery (loss) of long-lived assets	(14,910)	2,083	(14,910)	2,083
Other, net	(21,894)	(1,215)	(29,260)	2,690
Total operating expenses, net	(68,838)	(41,544)	(153,302)	(105,203)

Operating profit (loss)	(46,279)	(16,448)	(65,958)	(81,274)

Share in the results of associates and joint venture	74,001	35,805	240,450	62,702
Financial income	1,709	171	5,952	2,411
Financial costs	(12,069)	(14,692)	(60,629)	(37,822)
Net loss from currency exchange difference	22,175	(225)	(18,686)	(4,116)

Profit (loss) before income tax	39,537	4,611	101,129	(58,099)

Current income tax	(3,106)	(3,587)	(20,375)	(9,924)
Deferred income tax	42,521	(18,863)	44,046	(15,506)
	39,415	(22,450)	23,671	(25,430)
Profit (loss) from continuing operations	78,952	(17,839)	124,800	(83,529)

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(301,212)	(52,469)	(387,604)	(66,810)
Net profit (loss)	(222,260)	(70,308)	(262,804)	(150,339)

Attributable to:
Equity holders of the parent	(224,782)	(66,800)	(264,075)	(135,718)
Non-controlling interest	2,522	(3,508)	1,271	(14,621)
	(222,260)	(70,308)	(262,804)	(150,339)

Basic and diluted profit (loss) per share attributable
to equity holders of the parent, stated in U.S. dollars	(0.89)	(0.26)	(1.04)	(0.53)

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of cash flows (unaudited)
As of December 31, 2021 and 2020

	For the three-month period ended December 31, 2021		For the twelve-month period ended December 31, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	239,471	208,356	945,631	708,196
Recovery from value added tax and other taxes	3,526	6,359	28,191	42,967
Royalty received	3,096	2,260	17,074	18,954
Proceeds from dividends from related parties	101,931	1,018	148,411	3,649
Proceeds from dividends of financial investments	301	(1)	3,350	2,500
Insurance collection	2,358	-	2,358	4,381
Interest received	63	55	207	1,658
Payments for tax litigation	-	(22,386)	(552,639)	(22,386)
Payments to suppliers and third-parties, and other net	(159,732)	(124,795)	(608,689)	(434,591)
Payments to employees	(34,434)	(31,286)	(125,773)	(129,353)
Payments of income taxes and royalties paid to Peruvian State	(9,240)	(7,925)	(34,157)	(25,708)
Payments of interest	(3,849)	(4,135)	(14,504)	(21,653)
Payment of mining royalties	(2,593)	(1,709)	(6,970)	(6,180)

Net cash and cash equivalents provided by (used in) operating activities	140,898	25,811	(197,510)	142,434

Investing activities
Proceeds from sale of property, plant and equipment	260	2,947	739	24,416
Proceeds from sale of investments	-	-	3,640	-
Acquisitions of development costs, property, plant and equipment	(32,109)	(37,464)	(90,309)	(71,546)
Payments for acquisitions of other assets	(67)	(530)	(357)	(1,641)
Acquisition of investment in associate	-	-	-	(13,453)

Net cash and cash equivalents used in investing activities	(31,916)	(35,047)	(86,287)	(62,224)

Financing activities
Senior Notes bonds issue	(796)	-	539,300	-
Proceeds of bank loans	-	-	50,000	18,019
Payments of bank loans	-	(2,197)	(65,793)	(7,197)
Payments of financial obligations	(5,397)	(9,784)	(21,585)	(38,994)
Dividends paid to non-controlling interest	(920)	(1,200)	(6,160)	(5,140)
Increase of restricted time deposits	(125)	-	(29,242)	-
Short-term and low value lease payments	(10,215)	(8,646)	(35,985)	(19,549)
Payments of obligations for leases	(2,361)	(223)	(5,205)	(4,080)
Decrease of restricted bank accounts	(39)	1,919	17	2,134

Net cash and cash equivalents provided by (used in) in financing activities	(19,853)	(20,131)	425,347	(54,807)

Increase (decrease) in cash and cash equivalents during the period, net	89,129	(29,367)	141,550	25,403
Cash and cash equivalents at the beginning of the period	287,870	264,816	235,449	210,046

Cash and cash equivalents at period-end	376,999	235,449	376,999	235,449

Compañía de Minas Buenaventura S.A.A. Fourth Quarter and Full Year 2021 Results Page 27 of 27

	For the three-month period ended December 31, 2021		For the twelve-month period ended December 31, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(222,260)	(70,308)	(262,804)	(150,339)

Plus (less):
Continued operations -
Net share in results of associates and joint venture	(158,009)	(45,866)	(240,450)	(62,702)
Deferred income tax expense (income)	(42,521)	18,863	(44,046)	15,506
Net loss (gain) from currency exchange difference	(22,175)	225	18,686	4,116
Fair value of provision for contingences liabilities	(5,350)	5,690	(4,382)	5,690
Accretion expense of provision for closure of mining units and exploration projects	1,345	1,670	5,598	6,672
Changes in provisions for environmetal provision	15,533	124	15,533	124
Changes in provisions for exploration projects	2,030	642	2,030	642
Write –off of stripping activity asset	-	11,633	6,763	11,633
Recovery (expense) for provision for contingencies	2,971	3,763	2,687	4,150
Impairment recovery (loss) of long-lived assets	14,910	(2,083)	14,910	(2,083)
Depreciation and amortization in cost of sales	47,101	59,125	187,211	189,620
Depreciation and amortization in administration expenses	965	951	3,680	3,700
Depreciation and amortization in other, net	27	28	107	105
Provision for estimated fair value of sales	(19,121)	(7,414)	3,831	(5,154)
Workers´ participation provision	(382)	57	1,653	57
Reversal (provision) for impairment loss of inventories - continued operations	4,035	(7,166)	5,128	1,504
Effect of amortized cost of debts	(877)	(361)	8,837	(361)
Bonus provision - executives & employes	6,640	2,537	15,396	13,106

Discontinued operations -
Changes in ARO - Discontinued	3,021	58	3,021	58
Changes in contingences - Discontinued	2,136	(13)	2,136	(13)
Changes in environmetal liabilities- Discontinued	1,014	-	1,014	-
Deferred income tax expense (income) of Discontinued operations	(41,414)		(41,414)
Discontinued operation of Yanacocha	422,394	72,219	422,394	72,219
Other minor	6,036	4,150	2,996	994

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(12,704)	(24,645)	25,724	58,739
Inventories	(210)	11,024	2,241	(8,312)
Income tax credit	(5,023)	(2,460)	4,381	12,082
Prepaid expenses	(11,582)	(14,328)	6,201	(3,854)

Increase (decrease) in operating liabilities -
Trade and other accounts payable	56,201	33,446	47,577	19,982
Provisions and contingent liabilities	(7,525)	(5,255)	(13,135)	(26,722)
Income tax payable	1,460	874	(136)	(2,488)

Payments for tax litigation	-	(22,386)	(552,639)	(22,386)
Proceeds from dividends	102,232	1,017	151,761	6,149

Net cash and cash equivalents provided by operating activities	140,898	25,811	(197,510)	142,434

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 24, 2022